Exhibit 12

SBC Communications Inc.
Ratio of Earnings to Fixed Charges — Pro Forma
December 31, 2004
Dollars in Millions

	12/31/2004		12/31/2004
	SBC		AT&T		Pro Forma
	Historical		Historical		Adjustments	Combined
Income Before Income Taxes, Extraordinary Items and Cumulative Effect of Accounting Changes	$6,623	(a)	(b	)	$1,151	(c	)
Add: Interest Expense	1,023		(b	)	(152)	(c	)
Dividends on Preferred Securities	24					(c	)
1/3 Rental Expense	160		(b	)		(c	)

Adjusted Earnings	$7,830		(b	)	$999	(c	)

Total Interest Charges	$1,054		(b	)	(152)	(c	)
Dividends on Preferred Securities	24					(c	)
1/3 Rental Expense	160		(b	)		(c	)

Adjusted Fixed Charges	$1,238		(b	)	$(152)	(c	)

Ratio of Earnings to Fixed Charges	6.32		(b	)	—	(c	)

(a)	-	For SBC, amount presented excludes undistributed earnings on investments accounted for under the equity method as well as “Income From Discontinued Operations, net of tax” in our Consolidated Statements of Income, which was from the sale of our interest in the directory advertising business in Illinois and northwest Indiana.

(b)	-	AT&T’s pre-tax earnings were inadequate to cover fixed charges by $11.1 billion.

(c)	-	SBC’s pro-forma pre-tax earnings for the year ended December 31, 2004 were inadequate to cover fixed charges by $3.3 billion.